UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-38696

NIU TECHNOLOGIES

No.1 Building, No. 195 Huilongguan East Road,

Changping District, Beijing 102208

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Mr. Token Yilin Hu as Vice President of Research and Development

Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, has received notice of resignation from Mr. Token Yilin Hu, who will cease to serve as vice president of research and development of the Company, effective October 7, 2022. Mr. Hu will continue to serve as a director of the Company and will be serving as a consultant to the Company following his resignation.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIU TECHNOLOGIES

By	:	/s/ Fion Zhou
Name	:	Fion Zhou
Title	:	Chief Financial Officer

Date: October 7, 2022